                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   __________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                    NN, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    629305103
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              Howard B. Adler, Esq.
                           Gibson, Dunn & Crutcher LLP
                          1050 Connecticut Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 955-8589
--------------------------------------------------------------------------------

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 5, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

_______________

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                             ---------------------------

CUSIP No. 6239305103                   13D             Page  2  of  15  Pages
                                                            ---    ----
------------------------                             ---------------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard Ennen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*

 4    PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6    United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,788,868
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,788,868
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,788,868
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                       [_]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

------------------------                             ---------------------------

CUSIP NO. 6239305103                   13D             Page  3  of  15  Pages
                                                            ---    ----
------------------------                             ---------------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Monica C. Ennen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*

 4    OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6    United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            133,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             133,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      133,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                       [_]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

--------------------------                          --------------------------

CUSIP No. 629305103                   13D             Page  4  of  15  Pages
                                                           ---    ----
--------------------------                          --------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Deborah E. Bagierek
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            96,869
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             96,869
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      96,869
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

--------------------------                          --------------------------

CUSIP No. 629305103                   13D             Page  5  of  15  Pages
                                                           ---    ----
--------------------------                          --------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Gerald Bagierek
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

--------------------------                          --------------------------

CUSIP No. 629305103                   13D             Page  6  of  15  Pages
                                                           ---    ----
--------------------------                          --------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael D. Huff
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            425,227
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             425,227
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      425,227 (includes 11,000 shares issuable upon exercise of vested options)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

--------------------------                          --------------------------

CUSIP No. 629305103                   13D             Page  7  of  15  Pages
                                                           ---    ----
--------------------------                          --------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Janet M. Huff
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            225,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             225,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      225,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

--------------------------                          --------------------------

CUSIP No. 629305103                   13D             Page  8  of  15  Pages
                                                           ---    ----
--------------------------                          --------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Leonard Bowman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            300,085
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             64,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             300,085
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          64,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      364,085
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

--------------------------                          --------------------------

CUSIP No. 629305103                   13D             Page  9  of  15  Pages
                                                           ---    ----
--------------------------                          --------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Charles Edmisten
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            403,753
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             403,753
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      403,753
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

Item 1. Security and Issuer

     This statement on Schedule 13D relates to shares of Common Stock, $0.01 par value (the "Common Stock"), of NN, Inc., a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 2000 Waters Edge Drive, Building C, Suite 12, Johnson City, Tennessee, 37604.

Item 2. Identity and Background

     This statement on Schedule 13D is being filed by Richard D. Ennen, Monica
C. Ennen, Deborah E. Bagierek, Gerald Bagierek, Michael D. Huff, Janet M. Huff, Leonard Bowman and Charles Edmisten, referred to individually as a "Reporting Person" and together as the "Reporting Persons".

     Richard D. Ennen resides at 140 All Joy Road, Bluffton, South Carolina, 29910, is retired and serves on the Board of Directors of the Issuer. Monica C. Ennen, Richard D. Ennen's former wife, resides at 24 Oyster Shell Lane, Hilton Head, South Carolina, 29926, and is not employed. Deborah E. Bagierek, Richard
D. Ennen and Monica D. Ennen's daughter resides at 745 Golf View, Douglas, Michigan, 49406, and is not employed. The business address of Gerald Bagierek, Deborah E. Bagierek's husband, a high school teacher, is c/o Saugatuck High School, 401 Elizabeth Street, Saugatuck, Michigan, 49453. Michael D. Huff and his wife, Janet M. Huff, reside at 177 Hays Farms Court, Gray, Tennessee, 37615. Michael D. Huff is retired and serves on the Board of Directors of the Issuer. Janet M. Huff is not employed. Leonard Bowman resides at 901 Chestnut Avenue, Erwin, Tennessee, 37650, and is retired. The business address of Charles Edmisten, a vice president of the Issuer, is c/o NN, Inc., 2000 Waters Edge Drive, Building C, Suite 12, Johnson City, Tennessee, 37604. All of the Reporting Persons are United States citizens.

     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The shares of Common Stock of the Issuer deemed beneficially held by Richard D. Ennen, Michael D. Huff, Leonard Bowman and Charles Edmisten were purchased with such Reporting Person's personal funds. The shares of Common Stock of the Issuer deemed beneficially held by Monica C. Ennen, Deborah E. Bagierek and Gerald Bagierek were transferred from Richard D. Ennen. The shares of Common Stock of the Issuer deemed beneficially owned by Janet M. Huff were transferred from Michael D. Huff.

Item 4. Purpose of Transaction

     The Reporting Persons have informally agreed to explore the joint sale of their Common Stock, and accordingly, may seek, evaluate and/or respond to offers to sell or otherwise dispose of their Common Stock, including sales pursuant to an extraordinary corporate transaction, such as a merger or reorganization involving the Issuer. In furtherance of this agreement, each of the Reporting Persons has retained Pitts Bay Partners, L.L.C. to assist them in connection with their evaluation of the disposition of their Common Stock. In the ordinary course, the Reporting Persons from time to time consider possible strategies for enhancing value of their investments. As part of their ongoing review of their respective investment in the Common Stock, the Reporting Persons may explore from time to time in the future either separately, together or with others, a variety of alternatives, including without limitation: (a) the acquisition of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (i) any action similar to any of those enumerated above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Company and general economic, financial market and industry conditions. Each of the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate.

     As investors in the Company, the Reporting Persons have engaged, and may continue to engage, in communications with one or more stockholders and/or one or more members of the Company's Board of Directors and management regarding the Company, its operations and its prospects.

     Except as set forth above, the Reporting Persons have not formulated any plans or proposals as a result of ownership, which relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a) This statement on Schedule 13D relates to 4,433,302 shares of Common Stock deemed beneficially owned by the Reporting Persons, which constitute approximately 29% of the issued and outstanding shares of Common Stock.

     (b) Richard D. Ennen has sole voting and dispositive power with respect to 2,788,868 shares of Common Stock. Monica C. Ennen has sole voting and dispositive power with respect to 133,000 shares of Common Stock. Deborah E. Bagierek has sole voting and dispositive power with respect to 96,869 shares of Common Stock. Gerald Bagierek has sole voting and dispositive power with respect to 1,500 shares of Common Stock. Michael D. Huff has sole voting and dispositive power with respect to 414,227 shares of Common Stock and holds vested options to purchase 11,000 shares of Common Stock. Janet M. Huff has sole voting and dispositive power with respect to 225,000 shares of Common Stock. Leonard Bowman has sole voting and dispositive power with respect to 300,085 shares of Common Stock and has shared voting and dispositive power with respect to 64,000 shares of Common Stock. Charles Edmisten has sole voting and dispositive power with respect to 403,753 shares of Common Stock.

     (c) Within the past 60 days, no transactions in Common Stock have been effected by any of the Reporting Persons.

     (d) No person other than the Reporting Persons holds the right to receive dividends or proceeds from the sale of their respective shares Common Stock, except (i) the right to receive dividends or proceeds of the sale of 65,035 shares of the 364,085 shares of Common Stock beneficially owned by Leonard Bowman is held by persons other than Reporting Persons and (ii) the right to receive dividends or proceeds of the sale of 750 shares of the 1,500 shares of Common Stock beneficially owned by Gerald Bagierek is held by persons other than Reporting Persons.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as set forth above in Item 2 and as discussed in this Item 6, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The Reporting Persons are party to a Stockholders Agreement, dated as of February 22, 1994, among the parties listed on the schedule thereto.

     Michael D. Huff holds options to purchase 11,000 shares of Common Stock, all of which currently are exercisable.

     The Reporting Persons have entered into retention agreements with Pitts Bay Partners, L.L.C. in connection with the Reporting Persons' evaluation of the potential disposition of their Common Stock.

Item 7.   Material to be Filed as Exhibits

     Exhibit A:    Joint Filing Statement.
     ---------

     Exhibit B:    Stockholders' Agreement, dated as of February 22, 1994, among
     ---------     the parties listed on the schedule thereto, incorporated
                   herein by reference to

                Exhibit 10.18 to the Issuer's Registration Statement on Form S-1 (File No. 33-74694).

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: December 13, 2001



RICHARD D. ENNEN, an Individual         MICHAEL D. HUFF, an Individual


/s/ Richard D. Ennen                    /s/ Michael D. Huff
-----------------------------------     ------------------------------------


MONICA C. ENNEN, an Individual          JANET M. HUFF, an Individual


/s/ Monica C. Ennen                     /s/ Janet M. Huff
-----------------------------------     -------------------------------------


DEBORAH E. BAGIEREK, an Individual      LEONARD BOWMAN, an Individual


/s/ Deborah E. Bagierek                 /s/ Leonard Bowman
-----------------------------------     -------------------------------------


GERALD BAGIEREK, an Individual          CHARLES EDMISTEN, an Individual


/s/ Gerald Bagierek                     /s/ Charles Edmisten
-----------------------------------     -------------------------------------

                                    EXHIBIT A
                                    ---------


                             JOINT FILING AGREEMENT

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is accurate. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


Dated this 13th day of December, 2001.


RICHARD D. ENNEN, an Individual          MICHAEL D. HUFF, an Individual


/s/ Richard D. Ennen                     /s/ Michael D. Huff
------------------------------------     -------------------------------------


MONICA C. ENNEN, an Individual           JANET M. HUFF, an Individual


/s/ Monica C. Ennen                      /s/ Janet M. Huff
------------------------------------     -------------------------------------


DEBORAH E. BAGIEREK, an Individual       LEONARD BOWMAN, an Individual


/s/ Deborah E. Bagierek                  /s/ Leonard Bowman
------------------------------------     -------------------------------------


GERALD BAGIEREK, an Individual           CHARLES EDMISTEN, an Individual


/s/ Gerald Bagierek                      /s/ Charles Edmisten
------------------------------------     -------------------------------------